UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o

Banco Bradesco S.A.

Publicly-held Company

                                                                    Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to Shareholders

Capital Stock Increase with Subscription of New Shares

According to the Special Shareholders’ Meeting held on December 17th, 2010, Bradesco is promoting a capital stock increase in the amount of R$1,500,000,000.00 by means of the issuance of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares at the price of R$24.06 per share, for private subscription by shareholders:

For this reason, the Bank clarifies that:

•      the shareholders may exercise their preemptive rights in the period from December 29th, 2010 to January 31st, 2011, in the proportion of 1.657008936% on the shareholding position held on December 17th, 2010, in shares of the same type;

•      the shareholders whose shares are deposited at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) must exercise their rights at the respective depositor Brokerage Houses by January 27th, 2011;

•      the shareholders not intending to exercise their preemptive rights to the subscription may negotiate them at the BM&FBOVESPA at the market price, by January 21st, 2011, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another brokerage house of their preference;

•      the Subscription Reports will be available to the shareholders at Banco Bradesco’s Branches, in the period from December 29th, 2010 to January 31st, 2011. For those with updated address in the Company’s records, a copy of the Report shall be sent by mail. The shareholders who want to exercise their rights must hand in the filled Report at Bradesco’s Branches by January 31st, 2011;

•      regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed shares will take place on February 18th, 2011, the same date of the payment of Complementary Interest on Own Capital declared on December 6th, 2010 and the shareholder must make an option for one of the methods provided for in the Subscription Report:

-    compensation with credits of Complementary Interest on Own Capital. In this case, the exercise of the subscription right of the shares will not result in any disbursement of new resources by the shareholders enrolled in the Bank’s registrations on December 6th, 2010;

-    debit from the current account held in Banco Bradesco S.A.;

-    check on behalf of the referred Banco Bradesco S.A.

•      the eventual remaining shares, after the term for the exercise of the preemptive right has elapsed, will be sold by means of an auction to be held at BM&FBOVESPA, according to the conditions set forth in the Board of Directors’ proposal and within the relevant legislation.

Right of the Subscribed Shares – These will be entitled to monthly, and possibly complementary, dividends and/or interest on own capital to be declared as from the date of the its inclusion in the shareholders’ position. They will be fully entitled to possible advantages attributed to other shares as from that date.

•     Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.bror Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 29, 2010

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.